                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                                 KAYE GROUP INC.

                                (Name of Issuer)


                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                                   486589 10 4

                                 (CUSIP Number)


 Douglas A. Brown                                            Glen E. Hess, P.C.
 ZS Pubco I L.P.                                              Kirkland & Ellis
One Windward Lane                                           153 East 53rd Street
Stamford, CT 06903                                           New York, NY 10022
  (212) 398-6200                                               (212) 446-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 5, 1999

                          (Date of Event which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [ ]

                         (Continued on following pages)


                                (Page 1 of 9)

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CUSIP No. 486589-10-4                                               Page 2 of 9

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1)  Name of Reporting Person                          ZS Pubco I L.P.
    S.S. or I.R.S. Identification No. of Above Person 22-3644654

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2)  Check the Appropriate Box if a                    (a) [ ]
    Member of a Group                                 (b) [x]

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3)  SEC Use Only

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4)  Source of Funds                                   OO

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5)  Check if Disclosure of Legal                      [ ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
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6)  Citizenship or Place of                           Delaware
    Organization

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Number of Shares     7)  Sole Voting Power            1,129,242 shares of Common
Beneficially Owned                                    Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power          -0-

                     9)  Sole Dispositive Power       1,129,242 shares of Common
                                                      Stock, $.01 par value

                     10) Shared Dispositive Power     -0-

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11) Aggregate Amount Beneficially Owned by Each       1,129,242 shares of Common
    Reporting Person                                  Stock, $.01 par value

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12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

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13) Percent of Class Represented by Amount in Row (11)  13.4%

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14) Type of Reporting Person                            PN

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CUSIP No. 486589-10-4                                               Page 3 of 9

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1)  Name of Reporting Person                          ZS Pubco I L.L.C.
    S.S. or I.R.S. Identification No. of Above Person 22-3644652

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2)  Check the Appropriate Box if a                    (a) [ ]
    Member of a Group                                 (b)  [x]

--------------------------------------------------------------------------------
3)  SEC Use Only

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4)  Source of Funds                                   OO

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5)  Check if Disclosure of Legal                      [ ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

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6)  Citizenship or Place of                           Delaware
    Organization

--------------------------------------------------------------------------------
Number of Shares     7)  Sole Voting Power            1,129,242 shares of Common
Beneficially Owned                                    Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power          -0-

                     9)  Sole Dispositive Power       1,129,242 shares of Common
                                                      Stock, $.01 par value

                     10) Shared Dispositive Power     -0-

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11) Aggregate Amount Beneficially Owned by Each       1,129,242 shares of Common
    Reporting Person                                  Stock, $.01 par value

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)  13.4%

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14) Type of Reporting Person                            OO

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CUSIP No. 486589-10-4                                               Page 4 of 9

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1)  Name of Reporting Person                            Robert A. Horne
    S.S. or I.R.S. Identification No. of Above Person

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2)  Check the Appropriate Box if a                    (a) [ ]
    Member of a Group                                 (b) [x]

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3)  SEC Use Only

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4)  Source of Funds                                   OO

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5)  Check if Disclosure of Legal                      [ ]
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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6)  Citizenship or Place of                           United States of America
    Organization

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Number of Shares     7)  Sole Voting Power            19,168 shares of Common
Beneficially Owned                                    Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power          1,137,880 shares of Common
                                                      Stock, $.01 par value

                     9)  Sole Dispositive Power       19,168 shares of Common
                                                      Stock, $.01 par value

                     10) Shared Dispositive Power     1,137,880 shares of Common
                                                      Stock, $.01 par value

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11) Aggregate Amount Beneficially Owned by Each       1,157,048 shares of Common
    Reporting Person                                  Stock, $.01 par value

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12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

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13) Percent of Class Represented by Amount in Row (11)  13.7%

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14) Type of Reporting Person                            IN

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CUSIP No. 486589-10-4                                               Page 5 of 9

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1)  Name of Reporting Person                            Douglas A. Brown
    S.S. or I.R.S. Identification No. of Above Person

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2)  Check the Appropriate Box if a                    (a) [ ]
    Member of a Group                                 (b) [x]

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3)  SEC Use Only

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4)  Source of Funds                                   OO

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5)  Check if Disclosure of Legal                      [ ]
    Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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6)  Citizenship or Place of                             United States of America
    Organization

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Number of Shares     7)  Sole Voting Power            16,776 shares of Common
Beneficially Owned                                    Stock, $.01 par value
by Each Reporting
Person With:         8)  Shared Voting Power          1,129,242 shares of Common
                                                      Stock, $.01 par value

                     9)  Sole Dispositive Power       16,776 shares of Common
                                                      Stock, $.01 par value

                     10) Shared Dispositive Power     1,129,242 shares of Common
                                                      Stock, $.01 par value

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11) Aggregate Amount Beneficially Owned by Each       1,146,018 shares of Common
    Reporting Person                                  Stock, $.01 par value

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12) Check if the Aggregate Amount in Row (11) Excludes  [ ]
    Certain Shares

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13) Percent of Class Represented by Amount in Row (11)  13.6%

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14) Type of Reporting Person                            IN

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CUSIP No. 486589-10-4                                               Page 6 of 9


                                  Schedule 13D


     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on behalf of ZS Pubco I L.P. (the "Partnership"), ZS Pubco I L.L.C. (the "G.P."), Robert A. Horne and Douglas A. Brown relating to the common stock, par value $.01 per share (the "Common Stock"), of Kaye Group Inc. (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. As disclosed in the Schedule 13D, on May 10, 1999 the Partnership entered into an agreement to purchase 375,215 shares of Common Stock, subject to regulatory approval (the "Additional Shares"). Such approval has since been received and the purchase of the Additional Shares was completed on August 5, 1999. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:


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CUSIP No. 486589-10-4                                               Page 7 of 9



Item 5.  Interest in Securities of the Issuer.

         (a) The following information is based upon 8,441,435 shares of Common Stock outstanding and assumes acquisition of the Acquired Shares but not the Additional Shares:

                  (i) The Partnership directly owns 1,129,242 shares of Common Stock, or 13.4% of the Common Stock outstanding. In addition, the Partnership holds a 12% limited partnership interest in Kaye Investments, L.P., which owns 2,216,140 shares of Common Stock. However, the Partnership does not have the power to vote or dispose of any shares held by Kaye Investments, L.P. and disclaims beneficial ownership of such shares of Common Stock.

                  (ii) By virtue of its position as general partner of the Partnership, the GP may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership.
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CUSIP No. 486589-10-4                                               Page 8 of 9


                  (iii) Mr. Horne directly owns 19,168 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. In addition, The ZS Fund L.P., a Delaware limited partnership of which Mr. Horne is a managing partner, owns 8,638 shares of Common Stock, representing less than 1% of the Common Stock outstanding. Accordingly, he may be deemed to possess indirect beneficial ownership of the Common Stock held by The ZS Fund L.P. Further, by virtue of his role as a managing member of the GP, Mr. Horne may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership.

                  (iv) Mr. Brown directly owns 16,776 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. In addition, by virtue of his role as a managing member of the GP, Mr. Brown may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership.

         (b) For each person described in Item 5(a), the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, is shown on the pages constituting the second part of the cover page. The power to vote or to direct the vote, and to dispose of or direct the disposition of, the 1,129,242 shares owned by the Partnership is shared by the managing members of the GP. The managing members of the GP are Mr. Horne and Brown. No Reporting Person has voting or dispositive power over the shares indirectly owned by the Partnership through a limited partnership interest in Kaye Investments, L.P. that it expects to acquire.

         (g) None of the Reporting Persons has effected any transactions in Common Stock during the past 60 days except as described herein.

         (h) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons reported above.


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CUSIP No. 486589-10-4                                              Page 9 of 9


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 1999


                                    ZS PUBCO I L.P.

                                    By: ZS Pubco I L.L.C., its General Partner



                                        By: /s/ Douglas A. Brown
                                            __________________________________
                                            Name: Douglas A. Brown
                                            Title: Manager


                                    ZS PUBCO I L.L.C.



                                    By: /s/ Douglas A. Brown
                                        ______________________________________
                                        Name: Douglas A. Brown
                                        Title: Manager


                                    /s/ Robert A. Horne
                                    __________________________________
                                    Robert A. Horne


                                    /s/ Douglas A. Brown
                                    __________________________________
                                    Douglas A. Brown